UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Tellium, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87967E107

(CUSIP Number)

with a copy to:

Zhone Technologies, Inc. 7001 Oakport Street Oakland, CA 94621 (510) 777-7000 Attn: Kirk Misaka	Gray Cary Ware & Freidenrich LLP 2000 University Avenue East Palo Alto, CA 94303 (650) 833-2000 Attn: Peter Astiz, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1.	NAME OF REPORTING PERSON, S.S. OR Zhone Technologies, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 94-3333763

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9,750,045 shares of common stock (1) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,750,045 shares of common stock (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (2)

14.	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Zhone Technologies, Inc. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Zhone Technologies, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 111,871,592 shares of Tellium, Inc. common stock outstanding as of July 23, 2003 as set forth in the Merger Agreement (as defined below).

2

Item 1.    Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Company Common Stock”), of Tellium, Inc. (the “Company”), whose principal executive offices are located at 2 Crescent Place, Oceanport, NJ 07757-0901. The telephone number of the Company is (626) 685-5600.

Item 2.    Identity and Background.

The Reporting Person filing this statement is Zhone Technologies, Inc., a Delaware corporation (“Zhone”), whose principal offices are located at 7001 Oakport Street, Oakland, California 94621. The telephone number of Zhone is (510) 777-7000. Zhone creates network products supporting voice, data, video, and entertainment services.

The names, citizenship, business addresses, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Zhone are set forth in Schedule A hereto and incorporated herein by this reference.

Neither Zhone, nor, to its knowledge, any person listed in Schedule A, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

As described in Item 4, the Company Common Stock to which this statement relates have not been purchased by Zhone. As an inducement for Zhone to enter into the Merger Agreement (as defined below) described in Item 4 and in consideration thereof, certain stockholders of the Company identified in Item 4 entered into voting agreements dated as of July 27, 2003 (the “Voting Agreements”), with respect to an aggregate of 9,750,045 shares of Company Common Stock (the “Shares”).

Zhone has not paid, and does not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3. The Voting Agreements are filed herewith as Exhibit 2, by reference to their filing as Exhibit 99.2 to the Current Report on Form 8-K filed by Zhone on July 28, 2003.

Item 4.    Purpose of Transaction.

Merger Agreement

On July 27, 2003, Zhone entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with the Company and Zebra Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”). The Merger Agreement was approved by the board of directors of each of Zhone, Merger Sub and the Company. Pursuant to the Merger Agreement, Merger Sub shall be merged with and into Zhone with Zhone as the surviving corporation (the “Merger”). Under the terms of the Merger Agreement, Zhone’s stockholders would receive 60% of the combined company’s outstanding fully-converted shares at closing and the stockholders of Tellium would continue to hold the remaining 40% of the combined company’s outstanding fully-converted shares as of the closing. Capitalized terms not defined herein shall have the meaning set forth in the Merger Agreement. Based on the Company’s current number of fully-converted shares outstanding, Zhone’s stockholders will receive approximately 197 million newly issued shares, options and warrants to purchase shares of Company Common Stock as of closing. The exact number of shares of Company Common Stock to be issued will depend on the Company’s fully-converted shares outstanding immediately prior to closing.

At the Effective Time (as defined in the Merger Agreement): (i) the Board of Directors of the Company will consist of nine members, with the initial members as provided in the Merger Agreement; and (ii) the executive officers of the Company will be as provided in the Merger Agreement.

Voting Agreements

Concurrently with the execution of the Merger Agreement, Zhone entered into Voting Agreements with the following persons (collectively, the “Company Stockholders”) who own an aggregate of 9,750,045 shares, or 8.7% of the outstanding shares of the Company as of the date of the Merger Agreement: Harry J. Carr, Marietta Partners LLC, Pluto Partners LLC, Michael J. Losch, Krishna Bala LLC, Krishna Bala, Suaimhneas LLC and Michael M. Connors. The provisions of the Voting Agreements are substantially similar except for the parties and the number of shares subject to such agreements. (3)

Pursuant to the Voting Agreement, each Company Stockholder has agreed to vote all of the shares of Company Common Stock beneficially held by such Company Stockholder (i) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (ii) against (A) any Alternative Transaction or (B) any Frustrating Transaction. The Voting Agreement terminates upon the earliest of (x) the Effective Time or (y) the date upon which the Merger Agreement is terminated pursuant to Section 7.1 thereof.

The Voting Agreement also provides, among other things, that each Company Stockholder will not: (i) except as otherwise set forth therein, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit-sharing arrangement) or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of any of the Company Common Stock held by such Company Stockholder; (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise with respect to any of the Company Common Stock held by such Company Stockholder; (iii) take any other action that would in any way restrict, limit or interfere with the performance of his or her obligations under the Voting Agreement or the transactions contemplated thereby, or take any action that would make his, her or its representations or warranties under the Voting Agreement untrue or incorrect in any material respect; and (iv) until the Merger is consummated or the Voting Agreement is terminated, permit any of its representatives to (A) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action designed to, or which could reasonably be expected to facilitate an Acquisition Proposal with respect to the Company, or the making, submission or announcement of any such Acquisition Proposal with respect to the Company or (B) participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to, any Acquisition Proposal with respect to the Company or (C) engage in any discussions with any person with respect to any Acquisition Proposal with respect to the Company, except to notify such person as to the existence of the Voting Agreement. Each Company Stockholder and each of its affiliates shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Zhone) conducted before the date of the Voting Agreement with respect to any of the foregoing.

In connection with the Voting Agreements, each Company Stockholder also delivered to Zhone an irrevocable proxy with respect to the securities held by such Company Stockholder, allowing Zhone’s designee to vote in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of all of the other transactions contemplated by the Merger Agreement and against any Alternative Transaction or Frustrating Transaction (as each such term is defined in the Voting Agreement).

References to, and descriptions of the Merger Agreement and Voting Agreements in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Voting Agreements, which are filed as Exhibits to this

Statement on Schedule 13D and which are incorporated by this reference in this Item 4 in their entirety where such reference and descriptions appear.

(3) The Voting Agreement with Harry J. Carr relates to 6,903,426 shares, the Voting Agreement with Marietta Partners LLC relates to 233,787 shares, the Voting Agreement with Pluto Partners LLC relates to 54,000 shares, the Voting Agreement with Michael J. Losch relates to 891,500 shares, the Voting Agreement with Krishna Bala LLC relates to 1,209,000 shares, the Voting Agreement with Krishna Bala relates to 100,000 shares, the Voting Agreement with Suaimhneas LLC relates to 333,332 shares and the Voting Agreement with Michael M. Connors relates to 25,000 shares.

Item 5.    Interest in Securities of the Issuer.

(a) and (b) Ownership.

The number of shares of Company Common Stock subject to the Voting Agreements is 9,750,045 (representing approximately 8.7% of the voting power of the shares of Company Common Stock outstanding as of July 23, 2003, according to the Merger Agreement).

By virtue of the Voting Agreements, Zhone may be deemed to share with the Company Stockholders the power to vote the Shares, but only as to the matters specified in the Voting Agreement. Except as stated in the preceding sentence, Zhone does not have the power to vote or to direct the vote of the Company Common Stock, nor does it have the sole or shared power to dispose or to direct the disposition of the Company Common Stock.

To the knowledge of Zhone, no shares of Company Common Stock are beneficially owned by any of the persons named in Schedule A.

(c) Describe recent transactions.

Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither Zhone, nor to Zhone’s knowledge, any of the persons listed on Schedule A, has effected any transaction relating to the Company’s Common Stock during the past 60 days.

(d) Right to receive dividends.

Not applicable.

(e) Date the reporting person ceased to be the beneficial owner of more than 5% of the class of securities (if applicable).

Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6. To Zhone’s knowledge, except as otherwise described in this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.    Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

1.	Agreement and Plan of Merger by and among Tellium, Inc., Zebra Acquisition Corp. and Zhone Technologies, Inc., dated as of July 27, 2003 *

2.	Form of Voting Agreement by and among Zhone Technologies, Inc. and each of certain individual stockholders of Tellium, Inc. *

*	Incorporated by reference to exhibits filed with Tellium, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2003

After reasonable inquiry and to the best of its knowledge and belief, each of undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 5, 2003	ZHONE TECHNOLOGIES, INC.

	By:	/s/ KIRK MISAKA
Kirk Misaka Chief Financial Officer and Secretary

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF ZHONE TECHNOLOGIES, INC.

The executive officers and directors of Zhone Technologies, Inc. are set forth below. Unless otherwise indicated, each individual’s business address is c/o Zhone Technologies, Inc., 7001 Oakport Street, Oakland, California 94621 and the phone number is (510) 777-7000. Each person is a citizen of the United States unless otherwise indicated.

Name and Business Address	Present Principal Occupation

Morteza Ejabat	Chief Executive Officer and Chairman of the Board of Directors of Zhone Technologies, Inc.

Jeanette Symons	Chief Technology Officer and Vice President, Engineering of Zhone Technologies, Inc.

Kirk Misaka	Chief Financial Officer and Secretary of Zhone Technologies, Inc.

Adam Clammer 9 West 57th St., Ste. 4200 New York, New York 10019	Executive of Kohlberg, Kravis Roberts & Co.

James G. Coulter 301 Commerce St., Ste. 2200 Fort Worth, Texas 76102	Partner of Texas Pacific Group

Robert K. Dahl	Partner of Riviera Ventures LLP

James H. Greene Jr. 9 West 57th St., Ste. 4200 New York, New York 10019	Executive of Kohlberg, Kravis Roberts & Co.

C. Richard Kramlich 1119 St. Paul St. Baltimore, Maryland 21202	General Partner of New Enterprise Associates

John Marren 301 Commerce St., Ste. 2200 Fort Worth, Texas 76102	Partner of Texas Pacific Group

James Timmins 5 Palo Alto Square, 9th Floor Palo Alto, California 94306	General Partner and Managing Director of Texas Pacific Group